

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
WY Secretary of State
FILED: Feb 7 2024 10:08AM
Original ID: 2024-001406302

Profit Corporation
Articles of Incorporation

I. The name of the profit corporation is:
Paragon Square Inc.

II. The name and physical address of the registered agent of the profit corporation is:
Registered Agents Inc
30 N Gould St Ste R
Sheridan, WY 82801

III. The mailing address of the profit corporation is:
2232 Dell Range Blvd., Suite 245 - 3549
Cheyenne, WY 82009

IV. The principal office address of the profit corporation is:
2232 Dell Range Blvd., Suite 245 - 3549
Cheyenne, WY 82009

V. The number, par value, and class of shares the profit corporation will have the authority to issue are:

Number of Common Shares:	100,000,000	Common Par Value:	$0.0001
Number of Preferred Shares:	10,000,000	Preferred Par Value:	$0.0001

VI. The name and address of each incorporator is as follows:
Alexander M Woods-Leo
2232 Dell Range Blvd., Suite 245 - 3549 Cheyenne, WY 82009 United States

VII. Additional Article:
100 Preferred A is designated as a control block giving 90% control vote at all times. Preferred A cannot be sold to any party or entity or converted to stock. Preferred A can be cancelled at any time with the vote of the Preferred A holder.

VIII. Additional Article:
Preferred B is designated with 1,000,000 shares.
Preferred B cannot be converted to common
Preferred B will bare 1 vote for each share owned
Preferred B can be bought out for $5.00 per share owned.
Preferred B is obligated to be bought out for 4.8% of the total sale in the event of a merger, acquisition or sale, simultaneously to closing.

IX. Additional Article:
Preferred C will be designated with 2,000,000 shares.
Preferred C can be converted
Preferred C will bare 1 vote for each share issued
Preferred C can be bought out for $0.10 per share owned
Preferred C has a 2 year holding period

X. Additional Article:

Preferred D is designated with 3,000,000 shares

Signature: *Alexander M Woods-Leo*   Date: **02/07/2024**

Print Name: **Alexander M Woods-Leo**

Title: **CEO**

Email: **paragonsquareinc@gmail.com**

Daytime Phone #:   **(302) 553-5205**


☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Business Corporation Act, (W.S. 17-16-101 through 17-16-1804) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Incorporation that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I affirm, under penalty of perjury, that I have received actual, express permission from each of the following incorporators to add them to this business filing: Alexander M Woods-Leo

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☑ An Individual   ☐ An Organization

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Incorporation.

Signature:	*Alexander M Woods-Leo*	Date: **02/07/2024**
Print Name:	**Alexander M Woods-Leo**	
Title:	**CEO**	
Email:	**paragonsquareinc@gmail.com**	
Daytime Phone #:	**(302) 553-5205**	


Consent to Appointment by Registered Agent

Registered Agents Inc, whose registered office is located at **30 N Gould St Ste R, Sheridan, WY 82801**, voluntarily consented to serve as the registered agent for **Paragon Square Inc.** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Alexander M Woods-Leo*   Date: **02/07/2024**

Print Name: **Alexander M Woods-Leo**

Title: **CEO**

Email: **paragonsquareinc@gmail.com**

Daytime Phone #: **(302) 553-5205**

STATE OF WYOMING
Office of the Secretary of State

I, CHUCK GRAY, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

Paragon Square Inc.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **7th** day of **February**, **2024** at **10:08 AM.**

Remainder intentionally left blank.



Filed Date: 02/07/2024

Chuck Gray

Secretary of State

Filed Online By:

Alexander M Woods-Leo

on 02/07/2024